UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Red Rock Resorts, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

75700L108

(CUSIP Number of Class of Securities)

Jeffrey T. Welch

Executive Vice President and Chief Legal Officer

Red Rock Resorts, Inc.

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Deborah J. Conrad

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067

(424) 386-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$350,000,000	$32,445

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $350,000,000 in aggregate of Class A Common Stock, par value $0.01 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Red Rock Resorts, Inc., a Delaware corporation (“Red Rock” or the “Company”), to purchase up to $350 million in value of shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), at a price not greater than $53.00 nor less than $46.00 per Share, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address: The name of the subject company is Red Rock Resorts, Inc., a Delaware corporation. The address of the Company’s principal executive office is 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135 and the telephone number of the Company’s principal executive office is (702) 495-3000. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Name and Address: The name of the filing person is Red Rock Resorts, Inc., a Delaware corporation. The address of the Company’s principal executive office is 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135 and the telephone number of the Company’s principal executive office is (702) 495-3000. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet,” and in Section 1 (“Number of Shares; Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning

the Shares”), Section 14 (“United States Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference

(b) Purchases: The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(c) Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) and (b) Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A) *	Offer to Purchase, dated as of November 10, 2021.

(a)(1)(B) *	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated as of November 10, 2021.

(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated as of November 10, 2021.

(a)(1)(F) *	Summary Advertisement, dated as of November 10, 2021.

(a)(1)(G) *	Form of Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5) *	Press Release, dated as of November 10, 2021.

(b)	Incremental Joinder Agreement No. 6 and Sixth Amendment to Credit Agreement dated as of February 7, 2020, among Station Casinos LLC, the guarantor subsidiaries party thereto, Red Rock Resorts, Inc., Station Holdco LLC, Deutsche Bank AG Cayman Islands Branch, as administrative agent, and the lenders party thereto. (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 7, 2020).

(d)(1)	Red Rock Resorts, Inc. Amended and Restated 2016 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by the Company on June 14, 2019 (File No. 333-232108)).

(d)(2)	Employment Agreement, dated as of May 2, 2016, among Red Rock Resorts, Inc., Station Casinos LLC and Frank J. Fertitta III. (Incorporated herein by reference to Exhibit 10.2 to Station Casinos LLC’s Current Report on Form 8-K filed May 2, 2016).

(d)(3)	Employment Agreement, dated as of March 3, 2017, among Red Rock Resorts, Inc., Station Casinos LLC and Stephen L. Cootey. (Incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed May 10, 2017).

(d)(4)	Employment Agreement, dated as of May 25, 2017, among Red Rock Resorts, Inc., Station Casinos LLC and Jeffrey T. Welch. (Incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed August 9, 2017).

Exhibit Number	Description

(d)(5)	Employment Agreement, dated as of February 19, 2019, among Red Rock Resorts, Inc., Station Casinos LLC and Robert A. Finch. (Incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 8, 2019).

(d)(6)	Non-Qualified Stock Option Award Agreement pursuant to the Red Rock Resorts, Inc. 2016 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.30 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 12, 2016 (File No. 333-207397)).

(d)(7)	Restricted Stock Award Agreement pursuant to the Red Rock Resorts, Inc. 2016 Equity Incentive Plan. (Incorporated herein by reference to Exhibit 10.31 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 12, 2016 (File No. 333-207397)).

(d)(8)	Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC, dated April 28, 2016, by and among Holdco and its Members (as defined therein.) (Incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 2, 2016).

(d)(9)	Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Station Holdco LLC, dated February 28, 2017. (Incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed May 10, 2017).

(d)(10)	Form of Indemnification Agreement, between Red Rock Resorts, Inc., a Delaware corporation, Station Casinos LLC, a Nevada limited liability company, and the directors and officers of Red Rock Resorts, Inc. (Incorporated herein by reference to Exhibit 10.2 to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on February 12, 2016 (File No. 333-207397)).

(d)(11)	Exchange Agreement, dated as of April 28, 2016, among Red Rock Resorts, Inc., Station Holdco LLC and Company Unitholders (as defined therein.) (Incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed May 2, 2016).

(d)(12)	Tax Receivable Agreement, dated as of April 28, 2016, among Red Rock Resorts, Inc., Station Holdco LLC and Members (as defined therein.) (Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 2, 2016).

(d)(13)	Amendment No. 1 to the Tax Receivable Agreement, dated as of April 28, 2019, among Red Rock Resorts, Inc., Station Holdco LLC and Members (as defined therein.) (Incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed May 8, 2019).

(g)	[None.]

(h)	[None.]

*	Filed herewith.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RED ROCK RESORTS, INC.

By:	/s/ Stephen L. Cootey
Name:	Stephen L. Cootey
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: November 10, 2021